June 6, 2014

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attention: Jeffrey P. Riedler

Re:	ZS Pharma, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed May 30, 2014
File No. 333-195961

Ladies and Gentlemen:

Set forth below is the response of ZS Pharma, Inc. (the “Company”) to the comment contained in the letter from the staff (the “Staff”) of the Securities and Exchange Commission, dated June 5, 2014, with respect to the above-captioned filing.

For your convenience, we have repeated in bold type the comment and request for additional information exactly as set forth in the comment letter. The Company’s response to the comment is set forth immediately below the text of the comment. The Company is concurrently filing an amendment to the Form S-1 (the “Registration Statement”) via EDGAR. Five marked copies of the Registration Statement are included to facilitate your review.

Capitalization, Page 46

1.

Please expand your pro forma disclosures throughout the filing to explain why assuming that the convertible preferred stock will be converted into common stock is factually supportable. Your disclosure on page F-18 indicates that mandatory conversion occurs only if the price per share in a public offering exceeds $13. Refer to rule 11-02(b)(6) of Regulation S-X.

Response: We advise the Staff that the disclosure on page F-18 indicating that mandatory conversion would occur only if the price per share in our public offering exceeds $13 did not accurately reflect the mandatory conversion provisions in our current certificate of incorporation. We have revised the Registration Statement to correct this reference to reflect the current language in our certificate of incorporation, which does not include any requirement for a minimum price per share in our public offering in order to trigger mandatory conversion. Please see page F-19 of the Registration Statement.

If you have any questions with respect to the foregoing responses or require further information, please contact the undersigned at (877) 700-0240 or Mollie Duckworth of Baker Botts L.L.P. at (512) 322-2551.

Securities and Exchange Commission

June 6, 2014

Very truly yours, ZS PHARMA, INC.

By:	/s/ Todd Creech
Todd Creech Chief Financial Officer

cc:	Mollie Duckworth, Baker Botts L.L.P.
Michael L. Bengtson, Baker Botts L.L.P.
Alan F. Denenberg, Davis Polk & Wardwell LLP